06006046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ELECTRONIC GLOBAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
545 FIFTH AVENUE, SUITE 900
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JIM WILLIAMS (212)286-1245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER, ELLIN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

750 LEXINGTON AVENUE, (Address) NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
MAR 01 2006
WASH. D.C. 203

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JIM WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELECTRONIC GLOBAL SECURITIES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATT J. MIRABELLA
Commission # 1596014
Notary Public - California
Marin County
My Comm. Expires Aug 16, 2009

Signature

FINANCIAL OPERATIONS OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Advanced Financial Applications Limited)

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Electronic Global Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Advanced Financial Applications Limited as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Electronic Global Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Miller, Ellin & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 21, 2006

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 205,747
Due from clearing broker	30,997
Accounts receivable	25,220
Prepaid expenses and other assets	14,553
Furniture and equipment, net of accumulated depreciation of $119,565	32,387
	$ 308,904

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 65,779
Due to related parties	27,792
Total liabilities	93,571
STOCKHOLDER'S EQUITY:	
Common stock, 100,000 shares authorized, 23,000 shares issued and outstanding	75,000
Additional paid-in capital	4,441,709
Accumulated deficit	(4,301,376)
Total stockholder's equity	215,333
	$ 308,904

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commission income	$ 595,156
License fees	29,350
Interest	1,146
	625,652
EXPENSES:	
Clearing and execution costs	291,058
Compensation costs	333,199
Communications and data processing	376,809
Professional fees	22,300
Depreciation	24,000
Regulatory fees	23,239
Occupancy	18,734
Other operating expenses	18,346
	1,107,685
NET LOSS	$(482,033)

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
BALANCE - January 1, 2005	23,000	$75,000	$4,291,709	$(3,819,343)	$547,366
Capital contributed	-	-	150,000	-	150,000
Net loss	-	-	-	(482,033)	(482,033)
BALANCE - December 31, 2005	23,000	$75,000	$4,441,709	$(4,301,376)	$215,333

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(482,033)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	24,000
Changes in assets and liabilities:	
Decrease in due from clearing broker	33,057
Decrease in deposit with clearing broker	149,428
Increase in account receivable	(25,220)
Decrease in other receivables	13,585
Increase in prepaid expenses	(5,019)
Increase in deposits	1,237
Decrease in accounts payable and accrued expenses	(11,872)
Decrease in due to clearing broker	(11,946)
Decrease in due from/to related parties, net	311,597
NET CASH USED IN OPERATING ACTIVITIES	(3,186)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	150,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	150,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	146,814
CASH AND CASH EQUIVALENTS - beginning	58,933
CASH AND CASH EQUIVALENTS - ending	$ 205,747
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 3,818

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Structure and Business Activity

Electronic Global Securities, Inc. (the "Company"), a California corporation, was incorporated in 1999, and is a wholly-owned subsidiary of Advanced Financial Applications Limited ("AFA Limited), a foreign corporation. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, and is also a member of the National Association of Securities Dealers.

The Company, located in New York, New York, introduces all customers' securities business to another broker-dealer on a fully disclosed basis. The clearing and depository operations for the customers' accounts are performed by the clearing broker. Pursuant to an agreement between the Company and its clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions.

The Company is exempt from the requirements of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii) pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Furniture and Equipment

Depreciation is computed using an accelerated method over the estimated useful life of the assets (5 to 7 years). Maintenance and repairs are expensed as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The principal differences relate to differences in recognizing revenues and expenses (cash basis for tax purposes) and in depreciation methods.

Fair Value of Financial Instruments

Financial instruments are reported in the Statement of Financial Condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)

The Company is exposed to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions. Volatile trading markets may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the securities at amounts equal to originally contracted amounts. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis and it maintains a security deposit with the clearing broker.

The Company, at times, maintains cash balances at financial institutions in excess of federal and SIPC insured limits.

NOTE 3 - LIQUIDITY MATTERS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since its inception, the Company has incurred substantial losses and negative cash flows from operations.

The Company incurred a net loss of $482,033 during the year ended December 31, 2005 and it had an accumulated deficit of $4,301,376 as of that date. The ability of the Company to continue as a going concern is dependent upon the success of its operating plans and continued contributions of capital by AFA Limited. Management has indicated that AFA Limited will continue to provide additional capital when required. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 - INCOME TAXES

The Company has incurred significant operating losses since inception. Since the future tax benefit of the net operating loss is dependent upon the Company attaining future profitable operations, a 100% valuation allowance amounting to $1,700,000, has been provided against the deferred tax benefit.

The Company has net operating loss carryforwards of approximately $4,257,000 for federal tax purposes expiring in the years 2020 through 2025.

NOTE 5 - RETIREMENT PLAN

The Company sponsors a 401(k) Plan that allows employees to contribute a portion of their pretax income into a retirement fund. Matching employer contributions to the plan are discretionary. For the year ended December 31, 2005 the Company did not contribute to the 401(k) Plan to supplement employee contributions.

NOTE 6 - COMMITMENT

Lease

The Company leases office space under a lease agreement expiring June 30, 2007. The premises are shared by an affiliated company that pays 85% of the total rent based on allocation of the usage of space. Rent expense totaled $18,733 for the year ended December 31, 2005 which is included in occupancy costs in the statement of operations. The future minimum annual rental payments for the years ending December 31, are as follows:

Year Ending	
2006	$129,000
2007	66,000
	$195,000

NOTE 7 - DUE TO RELATED PARTIES

Due to related parties represent advances from a wholly-owned subsidiary of AFA Limited in the amount of $27,792. There was no interest charged on these advances in 2005.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company's net capital was $143,173, which was $43,173 in excess of the minimum amount required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was .7.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

NET CAPITAL:	
Stockholder's equity	$215,333
Less: non-allowable assets:	
Account receivable	25,220
Prepaid expenses and other assets	14,553
Furniture and equipment, net	32,387
NET CAPITAL	143,173
LESS: Minimum net capital requirement (greater of 6⅔% of aggregate indebtedness or $100,000)	100,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 43,173
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Accounts payable and accrued expenses	$ 65,779
Due to clearing broker	27,792
	$ 93,571
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.7 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17a-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$143,173
Net capital as reported herein	$143,173
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 93,571
Aggregate indebtedness, as reported herein	$ 93,571

To the Stockholder
Electronic Global Securities, Inc.
New York, New York

We have audited the financial statements of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Advanced Financial Applications Limited), for the year ended December 31, 2005, and have issued our report thereon dated February 21, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Electronic Global Securities, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Electronic Global Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Miller, Ellin & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 21, 2006